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                       Consent of Independent Auditors

The Board of Directors
Genesis Health Ventures, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 which register shares of your Common Stock issued under the Amended and Restated Employee Stock Option Plan and the 1992 Stock Option Plan for Non-Employee Directors of Genesis Health Ventures, Inc., of our reports dated November 19, 1997 relating to the consolidated balance sheets of Genesis Health Ventures, Inc. and subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997 and the related schedule, which reports appear in the September 30, 1997 annual report on Form 10-K of Genesis Health Ventures, Inc.

                                                         KPMG Peat Marwick LLP


Philadelphia, Pennsylvania
December 26, 1997